As filed with the Securities and Exchange Commission on June 24, 2022

Registration No. 333-265565

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SIGNA Sports United N.V.

(Exact name of registrant as specified in charter)

The Netherlands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

(Address of principal executive offices)

SIGNA Sports United N.V. Long-Term Incentive Plan

(Full Title of the Plan)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:

P. Michelle Gasaway, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, CA 90071 (213) 687-5000	Stephan Hutter, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Taunustor 1, TaunusTurm 60310 Frankfurt am Main, Republic of Germany +49 (69) 742 200

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (this “Registration Statement”) is being filed solely to update the Consent of Independent Auditors by KPMG LLP, included as Exhibit 23.3 to the Registration Statement on Form S-8 (File No. 333-265565) filed with the Securities and Exchange Commission on June 13, 2022 (the “Original Filing”). An updated Exhibit 23.3 is filed as an exhibit to this Registration Statement.

Except as described above, this Registration Statement does not update, amend or modify any other information, statement or disclosure contained in the Original Filing.

Item 8.	Exhibits

Exhibit No.	Description

23.3*	Consent of KPMG LLP, auditor to Wiggle.

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of City of Berlin, Federal Republic of Germany, on the 24th day of June, 2022.

SIGNA Sports United N.V.

By:	/s/ Dr. Stephan Zoll
	Name:	Dr. Stephan Zoll
	Title:	Chief Executive Officer and Executive Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act, the undersigned, the duly undersigned representative in the United States of SIGNA Sports United N.V., has signed this registration statement in the city of New York, United States, on the 24th day of June, 2022.

COGENCY GLOBAL INC. – Authorized Representative in the United States

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President on behalf of Cogency Global Inc.